groguru

STRATEGIC IRRIGATION MANAGEMENT FOR THE SMART FARM

Patrick Henry – President & CEO

July 2020




$2.4 Trillion Annual
Agriculture Market

A Global Crisis is Brewing!



800M

Chronically Undernourished People Globally Today



70%

Increase Needed in Global Food Production by 2050



70%

Freshwater Used Globally for Agricultural Irrigation

Source: FAO

Global Crop Yield Must Increase To Meet Growing Demand

Farmers Faced with Many Difficult Challenges

WATER

WEATHER/CLIMATE

REGULATORY



INPUT COSTS

SOIL HEALTH

FARM LABOR

COMMODITY PRICING

It’s ALL About the Roots!

Optimal Irrigation has the single biggest impact on *crop yield* and *crop quality* by creating a robust **root system**



Most Farmers Struggle with Irrigation Decisions

Look at the neighbors

Expensive soil sampling and “pressure bombs”



Feel the soil

What did I do last year

Only 10% of farmers uses soil sensors

Annual Install/Removal of Competitive Alternatives



Annual
Seeding

Destructive
Harvest



All Competitors Use Annual Install and Removal

- AquaSpy
- WaterBit
- cropx / CropMetrics
- HORTAU
- Sentek
- IRROMETER

Annual Install and Removal Has Major Issues

- High Total Cost of Ownership
- Scalability Issues
- Sub-Optimal Yield Improvement
- Insufficient Data Continuity for AI

GroGuru – Farm over the Top



30ft
WUGS
Range
2
Easy to remove field unit WUGS to LoRa bridge – 5+ mile range
3
Base unit connects LoRa via LTE to the Cloud
groguru
4
GroGuru Cloud analyzes and SaaS
1
Sensor buried below tilling depth – PERM INSTALL
5
Smart irrigation system

GroGuru Mobile WUGS



2/3
Mobile above ground unit on a drone or center-pivot communicates to cloud via LTE
50ft
WUGS
Range
groguru
4
GroGuru Cloud analyzes and SaaS
1
Sensor buried below tilling depth – PERM INSTALL
5
Smart irrigation system

GroGuru Delivers Superior Value Proposition!

Reduce Total Cost of Ownership – Eliminate Annual Install/Removal

Improve Scalability – Perm Install (30X ↑) – Software Ease-of-Use

Increase Yield Impact – 10-20% Increase as a Starting Point

Enable Data Continuity & Aggregation – AI Massively Reduces Agronomy Support – System Gets Better with Time

Multiple 'Moats' – Sustainable Competitive Advantage



PRODUCT: WUGS → Permanent Install → Clean Data → Machine Learning → Intuitive UI

ROADMAP: Mobile WUGS + Weather + Irrigation System Data → Irrigation Automation

INTELLECTUAL PROPERTY: Eight Patents Issued & Pending

OTHER INPUTS: Path to Using New Micronutrient Sensors with WUGS (Fertilizer)

PARTNERSHIPS: Best in Class Dealers, Contract Mfg & Key Strategic Partners

Farmers See WUGS as a Game Changer

"Permanent install and the data all throughout the year and across multiple years from the same spot is priceless."

"The ability to permanently install soil moisture sensors will greatly improve our ability to manage water and should improve our yields and sustainability."

"A permanent probe is the only solution to accurately measure soil moisture the entire year."



Grant Norwood,
Norwood Farms
3,000 acres



Tom Moore,
Moore Brothers Farming
15,000 acres



Harold Grall,
Hasta Farms
6,500 acres

Massive Market Opportunity

US Market
$2B per year



US Irrigated Farmland
Annual Field Crops 85%
Perennial Crops 15%

US Farmland
Irrigated 16%
Non-Irrigated 84%



3.811B
Acres
52M
Acres
313M
Acres

Global Farmland

WW Market
$20B per year



Target Business Model and Go-To-Market

Business Model

Hardware-enabled SaaS,
IOT for AgTech

Hardware Sales

50% Margins

Annual Subscription

95% Margins

(Subscription-only revenue model with volume and additional capital)

Go-To-Market

Contract manufacturing
& dealer channels

Market Access

↓

Channel Sales:
Irrigation & Farm Equipment Dealers and Co-ops

Go-To-Market

Phase 2
2020
Field Crops
WUGS Product

Phase 3
2021
Field Crops
WUGS Product



WA
MT
ND
MN
WI
ME
OR
ID
WY
SD
MI
VT
NY
NH
IA
NE
NV
UT
CO
IL
IN
OH
PA
NJ
KS
MO
WV
KY
VA
CA
OK
TN
NC
AR
AZ
NM
SC
MS
AL
GA
TX
LA
FL

Phase 4
2nd Half 2021
Field Crops
WUGS Product

International: Canada, Mexico, Argentina, Brazil, Australia

Phase 0
2018
Specialty Crops
STEM Product

Phase 1
2019
Field Crops
WUGS Product

GroGuru Deployments To-Date


WA
MT
ND
MN
OR
ID
SD
WI
WY
MI
ME
VT
NH
NV
NE
IA
PA
UT
CO
KS
IN
OH
MO
CA
WV
NJ
KY
VA
OK
NC
AZ
NM
AR
SC
MS
AL
GA
LA
FL

Crop Types

- Almonds
- Pistachios
- Lemons
- Wine Grapes
- Olives
- Walnuts
- Tomatoes
- Green Beans
- Roses
- Corn
- Cotton
- Alfalfa
- Soybeans
- Blueberries
- Cannabis
- Hemp
- Sorghum
- Raisins
- Oranges

2,000+ sensors deployed over 80 customers & 20+ crop types

Seasoned Team - Domain, Technical and Business Expertise



Patrick Henry
CEO
Multiple exits, IPO with $1 billion valuation



David Sloane, PhD
Chief Agronomist
20 years experience in irrigation agronomy



Farooq Anjum, PhD
Co-Founder, CTO and VP of Engineering
Designed wireless networks deployed in 30+ countries



Vince Ferrante
VP of Sales
Built/managed sales teams and a rep company



Jeff Campbell, PhD
Co-Founder & Chief Architect
Inventor of various soil sensors, Stevens Hydraprobe

Advisors

Farmers Advisory Board



Kevin Wright
President
Ritter AGRIBUSINESS



Grant Norwood
NORWOOD FARM



Harold Grall
HASTA FARMS



Mike Jarrard
MANN'S WESTERN GROWERS



Tom Franscioni
DIVUM



Matt Shekoyan
Ex-CFO, COO
the Wonderful company Sunkist

Business/Financial Advisors



Rory Moore
CEO
EvoNexus



Umair Khan
Founding Partner
MENTORS FUND



Denise & Steven Longley
Managing Partners
LongleyCapital

Affiliations and Awards

Affiliations

United Nations Global Compact

THE YIELD LAB

Microsoft

EvoNexus

WET CENTER
"The business of water, energy, and ag technology."

SVG VENTURES | THRIVE
Advancing the Future of Agriculture and Food Through Innovation

WESTERN GROWERS

AgLaunch
Accelerating Agri-Tech Innovation

SAN DIEGO Angel Conference 2019

PLUG AND PLAY

Awards

EvoNexus Demo Day

THRIVE MIDWEST CHALLENGE

THE Radicle automation CHALLENGE

JOHN G. WATSON QUICK PITCH COMPETITION

Explosive Growth Opportunity



$70
$60
$50
$40
$30
$20
$10
$0
Millions
Operating Income
Total Revenue
Total Subscribers
70
60
50
40
30
20
10
-
Thousands

	2018	2019	2020	2021	2022	2023
Total Revenue	$147,048	$674,113	$3,381,782	$16,406,571	$36,058,731	$69,681,128
Operating Income	($1,032,558)	($1,568,762)	($798,745)	$1,646,791	$9,232,332	$28,042,185
Total Subscribers	149	358	2,055	10,236	26,111	56,662

NOTE: Future looking projections which cannot be guaranteed. 2020 is unconstrained demand.

$1.5M Run-Rate in 4Q2019

500% CAGR over the last three years

Recession resilient business: Farmers will farm

Current dealer network covers ~6 million deployable acres

Investment Opportunity

- Seeking $1 – 1.5M Series Seed convertible note financing

- Previously raised $3.8M in Angel, Family Office and Accelerator Funding

- Use of Proceeds: product development & commercialization and channel & sales expansion


2020/2021 Operating Expenses
R&D
Sales & Marketing
G&A

GroGuru Will Break-Open the Market!

- Large and explosive market - recession resistant
- GroGuru WUGS enables permanent installation
- AI-enabled cloud-based engine
- Payback period of one growing season for farmers
- Business model moves to subscription-only
- Multiple 'moats' - sustained competitive advantage

groguru

LEADERSHIP IN STRATEGIC IRRIGATION MANAGEMENT

Patrick Henry

